Exhibit 99.3

.8th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.comMR SAM SAMPLE 123 SAMPLES STREET SAMPLETOWN SS X9X 9X9Security Class Subordinate Voting Shares Holder Account Number C1234567890 XXXFoldForm of Proxy - Annual Meeting to be held on April 29, 2021 This Form of Proxy is solicited by and on behalf of Management. Notes to proxy 1. You have the right to appoint some other person, company or other legal entity of your choice (an “Appointee”), who need not be a shareholder, to attend and act on your behalf at the Annual Meeting or any adjournments or postponements thereof. If you wish to appoint a person, company or other legal entity other than the persons whose names are printed herein, please insert the name of your chosen Appointee in the space provided (see reverse). In addition, YOU MUST go to http://www.computershare.com/Celestica and provide Computershare with the required information for your chosen Appointee so that Computershare may provide the Appointee with a Username via email. This Username will allow your Appointee to log in to and vote at the Annual Meeting. Without a Username your Appointee will only be able to log in to the Annual Meeting as a guest and will not be able to vote. 2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or other legal entity or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy. 3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy. 4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to you. 5. The securities represented by this proxy will be voted for or against or withheld from voting as you direct, however, if you do not direct your vote in respect of any matter and you do not appoint an Appointee as your proxyholder, this proxy will be voted: for the election to the Board of Directors of Celestica Inc. of the nominees proposed by Management; for the appointment of KPMG LLP as auditor of Celestica Inc.; for the authorization of the Board of Directors of Celestica Inc. to fix the remuneration of the auditor; and for the advisory resolution on Celestica Inc.’s approach to executive compensation. 6. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the Annual Meeting or any adjournments or postponements thereof.Proxies submitted must be received by 9:30 am Eastern Time, on April 27, 2021 or in the case of any adjournments or postponements of the Annual Meeting, at least 48 hours, excluding Saturdays, Sundays and holidays, before the rescheduled Meeting.VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK. .FoldTo Vote Using the Telephone To Vote Using the Internet To Receive DocumentsTo Virtually Attend the Meeting• Call the number listed BELOW from a touch tone telephone. 1-866-732-VOTE (8683) Toll Free• Go to the following web site: www.investorvote.com • Smartphone? Scan the QR code to vote now.• You can enroll to receive future securityholder communications electronically by visiting www.investorcentre.com.• You can attend the meeting virtually by visiting the URL provided on the back of this proxy.If you vote by telephone or the Internet, DO NOT mail back this proxy. Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management Nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy. To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.CONTROL NUMBER01P2HB123456789012345CPUQC01.E.INT/000001/i1234

.MR SAM SAMPLEC1234567890Appointment of ProxyholderXXX123I/We, being holder(s) of Subordinate Voting Shares of Celestica Inc. hereby appoint: Michael M. Wilson or, failing him, Robert A. Mionis, or their designees (Management Nominees)Instead of either of the foregoing, print the name of the person you are appointing as anOR Appointee if this person is someone other than the Management Nominees listed herein.Note: If completing the appointment box above YOU MUST go to http://www.computershare.com/Celestica and provide Computershare with the name and email address of the person you are appointing. Computershare will use this information ONLY to provide the Appointee with a user name to gain entry to and vote at the online meeting.as my/our proxyholder with full power of substitution and to attend, act and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and to vote at the discretion of the proxyholder with respect to amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the Annual Meeting of Shareholders of Celestica Inc. to be held virtually on https://web.lumiagm.com/271769863 on April 29, 2021 at 9:30 a.m., Eastern Time and at any adjournments or postponements thereof. VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.1. Election of DirectorsForWithholdForWithholdForWithhold Fold01. Robert A. Cascella04. Laurette T. Koellner02. Deepak Chopra05. Robert A. Mionis03. Daniel P. DiMaggio06. Carol S. Perry07. Tawfiq Popatia08. Eamon J. Ryan09. Michael M. Wilson2. Appointment of auditor Appointment of KPMG LLP as auditor of Celestica Inc.For Withhold3. Authority to fix the remuneration of the auditor Authorization of the Board of Directors of Celestica Inc. to fix the remuneration of the auditor.For WithholdFor Against4. Advisory resolution on Celestica Inc.’s approach to executive compensationFoldAuthorized Signature(s) – This section must be completed for your instructions to be executed. I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.Signature(s) DateDD / MM / YYInterim Financial Statements – Mark this box if you would like to receive Interim Financial Statements and accompanying Management’s Discussion and Analysis by mail.Annual Financial Statements – Mark this box if you would like to receive the Annual Financial Statements and accompanying Management’s Discussion and Analysis by mail.If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.C L S Q313085AR199999999999901P2IB